UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/30/11

March 2, 2012

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-2-12

Re: Duke Energy Corporation
Incoming letter dated December 30, 2011

Dear Mr. Maltz:

This is in response to your letters dated December 30, 2011 and February 29, 2012 concerning the shareholder proposal submitted to Duke Energy by John Chevedden. We also have received letters from the proponent dated January 3, 2012, January 4, 2012, January 10, 2012, February 5, 2012, and February 29, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

March 2, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 30, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Duke Energy's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of vote of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Duke Energy seeking approval to amend Duke Energy's Amended and Restated Certificate of Incorporation. You also represent that the proposal would directly conflict with Duke Energy's proposal. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

February 29, 2012

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of Mr. John Chevedden

Dear Sir or Madam:

In a letter dated December 30, 2011 (the "No-Action Request Letter"), Duke Energy Corporation (the "Company") requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted a proposal (the "Proposal") submitted by Mr. John Chevedden from its proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting"). In the No-Action Request Letter, the Company explained that it believed that the Proposal could be properly omitted from its Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with one of the Company's proposals to be submitted to shareholders at the 2012 Meeting, and noted that at the February 28, 2012 Board of Directors meeting, the Company's Board of Directors would be approving and recommending that the Company's stockholders approve (the "Company's Proposal") an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") at the 2012 Annual Meeting. This amendment would replace the provisions requiring the affirmative vote of at least 80% of the outstanding shares to a standard requiring at least 75% of the outstanding shares.

The purpose of this letter is to notify the Staff that at the Company's Board of Directors' meeting on February 28, 2012 the Board of Directors approved the Company's Proposal and recommended that the Company's stockholders approve the Company's Proposal at the 2012

Annual Meeting. Accordingly, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2012 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 29, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Duke Energy Corporation (DUK)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This further responds to the overly vague December 30, 2011 company request to avoid this established rule 14a-8 proposal.

The company February 29, 2012 letter makes the ludicrous claim that its purported 75%-threshold supermajority vote proposal is a proposal for simple majority voting.

Furthermore the company failed to provide any evidence that it took any purported action. The company also failed to provide any precedents of no action requests without evidence.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
David Maltz <david.matlz@duke-energy.com>

[DUK: Rule 14a-8 Proposal, November 19, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said the performance shares for our CEO James Rogers under his long-term executive pay plan were partially based on the same annual financial targets used in his short-term incentive pay plan. Moreover, the performance period for his long-term plan was only one year, which is the antithesis of long-term equity pay.

More than half of the targeted opportunity was paid out even if our company underperformed more than half its peer group. Underperforming industry peers should not result in executive bonus pay. Furthermore, our company reported $398,000 for our CEO's personal use of private jets in 2010.

Plus our CEO was potentially distracted by his responsibilities on the boards of Applied Materials and CIGNA Corporation.

Three of our directors had 17 to 21 years long-tenure (independence concern), including our Lead Director Ann Gray, whose position should require a higher level of independence, and Audit Committee chair Michael Browning. Plus these 3 independence-challenged directors were given responsibility for 5 of the 12 seats on our most important board committees.

William Barnet was designated as a "Flagged (Problem) Director" due to his board responsibilities with FleetBoston, which approved a major round of executive rewards even as the company was investigated by regulators for multiple instances of improper activity.

Daniel DiMicco was an inside-related director and held two seats on our most important board committees. James Hance was potentially overextended with his seats on 5 boards and received our highest negative votes. Each of our directors needed only one vote from our 1.3 billion shares to be reelected.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Duke Energy Corporation (DUK)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This further responds to the overly vague December 30, 2011 company request to avoid this established rule 14a-8 proposal submitted 1-1/2 months earlier.

It is not possible to implement a rule 14a-8 proposal for simple majority voting through a company proposal for super majority voting. The company is expected to announce a 2012 super majority voting proposal at the last minute.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
David Maltz <david.matlz@duke-energy.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Duke Energy Corporation (DUK)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This further responds to the overly vague December 30, 2011 company request to avoid this established rule 14a-8 proposal submitted 1-1/2 months earlier.

The overly vague company letter does not even address whether there will be a material change in the supermajority voting requirements now in place.

When this is finally revealed in late February (or later) the proponent will have the burden of a rushed response to the Staff – after the company has had the leisure of almost two-months.

The company is proposing to do to the Staff what companies claim certain shareholder proposals could do to the shareholders, specially:

"The Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals that involve vague and indefinite determinations that neither the shareholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved.

"Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable 'to determine with any reasonable certainty exactly what actions or measures the proposal requires.' "

To date based on the company no action request, the Staff would be unable to determine with any reasonable certainty exactly what actions or measures the company will take to attempt to avoid this rule 14a-8 proposal. And the company is proposing to submit at the last-minute information that could still result in the Staff being unable to determine with any reasonable certainty exactly what actions or measures the company will take. And the proponent will be burdened with analyzing the last-minute company information on an emergency basis.

This is to request that the Securities and Exchange Commission allow one week from the February 28, 2012 (or later) company disclosure of its replacement provision details before issuing the Staff Reply Letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
David Maltz <david.matlz@duke-energy.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Duke Energy Corporation (DUK)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This further responds to the overly vague December 30, 2011 company request to avoid this established rule 14a-8 proposal submitted 1-1/2 months earlier.

The overly vague company letter does not even address whether there will be a material change in the supermajority voting requirements now in place.

When this is finally revealed in late February (or later) the proponent will have the burden of a rushed response to the Staff – after the company has had the leisure of almost two-months from today.

This is to request that the Securities and Exchange Commission allow one week from the February 28, 2012 (or later) company disclosure of its replacement provision details before issuing the Staff Reply Letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
David Maltz <david.matlz@duke-energy.com>

[DUK: Rule 14a-8 Proposal, November 19, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said the performance shares for our CEO James Rogers under his long-term executive pay plan were partially based on the same annual financial targets used in his short-term incentive pay plan. Moreover, the performance period for his long-term plan was only one year, which is the antithesis of long-term equity pay.

More than half of the targeted opportunity was paid out even if our company underperformed more than half its peer group. Underperforming industry peers should not result in executive bonus pay. Furthermore, our company reported $398,000 for our CEO's personal use of private jets in 2010.

Plus our CEO was potentially distracted by his responsibilities on the boards of Applied Materials and CIGNA Corporation.

Three of our directors had 17 to 21 years long-tenure (independence concern), including our Lead Director Ann Gray, whose position should require a higher level of independence, and Audit Committee chair Michael Browning. Plus these 3 independence-challenged directors were given responsibility for 5 of the 12 seats on our most important board committees.

William Barnet was designated as a "Flagged (Problem) Director" due to his board responsibilities with FleetBoston, which approved a major round of executive rewards even as the company was investigated by regulators for multiple instances of improper activity.

Daniel DiMicco was an inside-related director and held two seats on our most important board committees. James Hance was potentially overextended with his seats on 5 boards and received our highest negative votes. Each of our directors needed only one vote from our 1.3 billion shares to be reelected.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Duke Energy Corporation (DUK)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds to the purported December 30, 2011 company request to avoid this established rule 14a-8 proposal.

It appears that the company forwarded its purported no action request to the Staff by email. And the company failed to forward its purported no action request to the proponent by email.

This unfairly burdens the proponent in responding.

In fairness the company needs to immediately forward to the proponent the exact company email that was forwarded to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Nancy Wright <Nancy.wright@duke-energy.com>

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 30, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of Mr. John Chevedden

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"). A copy of this proposal is attached as Exhibit A.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Exchange Act Rule 14a-8(j). A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with that Rule, informing him of the Company's intention to omit the Proposal from the 2012 Proxy Materials. This letter is being submitted not less than 80 days before the filing of the Company's 2012 Proxy Materials which the Company intends to file on or around March 22, 2012.

The Proposal requests that "our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority vote in compliance with applicable laws."

The Company believes that the Proposal may be properly omitted from the Proxy Materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with one of the Company's proposals to be submitted to shareholders at the 2012 Annual Meeting. The Company notes that at an upcoming meeting, the Company's Board of Directors will consider approving and recommending to the Company's stockholders for approval at the 2012 Annual Meeting a proposal to amend the Company's Amended and Restated Certificate of Incorporation (the "Certificate") to replace the provisions in the Certificate calling for a greater than simple majority vote as described below (the "Company Proposal"). The Proponent's Proposal directly conflicts with the Company Proposal. Although the Board has not yet approved the Company Proposal, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) where the company represents that its board is expected to consider a company proposal that will conflict with a shareholder proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. Accordingly, we will notify the Staff after the Board has taken the actions described above.

DISCUSSION

The Company may omit the Proposal pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with the Company Proposal to be submitted to shareholders at the 2012 Annual Meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that conflicts with a company's proposal to be submitted to its shareholders at the same meeting. The Staff has indicated that proposals are properly excludable under Rule 14a-8(i)(9) where presentation of the Rule 14a-8 proposal and the company's proposal at the same meeting would be confusing to shareholders and where approval of both proposals would lead to unclear results. *See The Home Depot, Inc.* (avail. Mar. 29, 2011) ("*Home Depot*"). Further, the Staff has stated that a proposal may be excluded under Rule 14a-8(i)(9) where the inclusion of both the Rule 14a-8 proposal and the company's proposal would present alternative and conflicting decisions for the company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if the Rule 14a-8 proposal and the company's proposals were approved. *See Equinix Inc.* (avail Mar. 17, 2011) ("*Equinix*").

The Proposal seeks the amendment of any provision in the Company's Certificate or Bylaws with supermajority voting requirements. The Company's Bylaws contain no such provisions. The Certificate includes the following supermajority voting provisions requiring the affirmative vote of at least 80% of the outstanding shares of stock: (1) Article V, related to the election, appointment and removal of directors, and (2) Article VII, related to the amendment of the Certificate. The Corporate Governance Committee of the Board of Directors has discussed the Company Proposal which will ask the Company's stockholders to approve amendments to the Company's Certificate to replace the provisions requiring the affirmative vote of at least 80% of the outstanding shares to a standard requiring at least 75% of the outstanding shares. The Board will approve the Company Proposal for recommendation to Company shareholders at the regularly scheduled February 28, 2012 Board of Directors meeting.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, confusing, unclear, ambiguous or inconclusive mandate from the company's shareholders. *See Home Depot* and *Equinix*. The inconsistent proposals to be voted on at the Company's 2012 Annual Meeting are precisely the type of proposals for which the exclusion in Rule 14a-8(i)(9) was designed.

The Staff has concurred in several no action letters with similar situations. In *H.J. Heinz Company* (avail. Apr. 23, 2007), the Staff concurred that a proposal requesting that the company adopt simple majority voting could be excluded when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%. The Staff most recently concurred with this position in *Piedmont Natural Gas Company, Inc.* (avail. Nov. 17, 2011) (concurring with the exclusion of a proposal seeking to amend the company's certificate and bylaws to adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 66-2/3%). *See also Fluor Corporation* (avail. Jan. 25, 2011) (concurring in excluding a proposal requesting that a company adopt simple majority voting when the company planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Cognizant Technology Solutions Corporation* (avail. Mar. 25, 2011) (allowing the company to omit a stockholder proposal for simple majority voting when the company's proposal was to reduce supermajority provisions from 80% to 66-2/3%); *Best Buy Co., Inc.* (avail. Apr. 17, 2009) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 66-2/3%).

Based on the discussion above and the relevant precedent, the Company believes that the Proposal is directly contrary to the Company Proposal and is therefore excludable under Rule 14a-8(i)(9).

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2012 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
John Chevedden

EXHIBIT A

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James E. Rogers
Chairman of the Board
Duke Energy Corporation (DUK)
526 S Church St
Charlotte NC 28202
Phone: 704 594-6200
Fax: 704 382-3814

Dear Mr. Rogers,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 19, 2011
Date

cc: Marc E. Manly
Corporate Secretary
Nancy Wright <Nancy.wright@duke-energy.com>
Assistant Corporate Secretary

[DUK: Rule 14a-8 Proposal, November 19, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said the performance shares for our CEO James Rogers under his long-term executive pay plan were partially based on the same annual financial targets used in his short-term incentive pay plan. Moreover, the performance period for his long-term plan was only one year, which is the antithesis of long-term equity pay.

More than half of the targeted opportunity was paid out even if our company underperformed more than half its peer group. Underperforming industry peers should not result in executive bonus pay. Furthermore, our company reported $398,000 for our CEO's personal use of private jets in 2010.

Plus our CEO was potentially distracted by his responsibilities on the boards of Applied Materials and CIGNA Corporation.

Three of our directors had 17 to 21 years long-tenure (independence concern), including our Lead Director Ann Gray, whose position should require a higher level of independence, and Audit Committee chair Michael Browning. Plus these 3 independence-challenged directors were given responsibility for 5 of the 12 seats on our most important board committees.

William Barnet was designated as a "Flagged (Problem) Director" due to his board responsibilities with FleetBoston, which approved a major round of executive rewards even as the company was investigated by regulators for multiple instances of improper activity.

Daniel DiMicco was an inside-related director and held two seats on our most important board committees. James Hance was potentially overextended with his seats on 5 boards and received our highest negative votes. Each of our directors needed only one vote from our 1.3 billion shares to be reelected.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***